UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment  No. 8)*
Cyanotech Corporation
(Name of Issuer)
Common Stock,
par value $0.02 per share
(Title of Class of Securities)
232437-301 (CUSIP Number)
Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
 New Canaan, CT 06840
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
October 18, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.
No change.
Item 2.  Identity and Background.
No change.
 Item 3.  Source or Amount of Funds or Other Consideration.
No change.
Item 4.  Purpose of Transaction.
The following supplements the information provided in prior Schedule 13D filings by the Reporting Entities.

Meridian's prior filings have focused on the "What" and "When" elements of the securities reporting and corporate governance problems involving Cyanotech.  This filing will focus on the "Who" and "Why" elements with particular focus on the involvement of the Rudolph Steiner Foundation.

Background

On May 6, 2016, Meridian delivered a letter to Cyanotech's board of directors detailing extensive reporting and governance issues involving Cyanotech's chairman and largest shareholder, Michael Davis and its second largest shareholder, the Rudolph Steiner Foundation.  After delivering the May 6 letter, Meridian sought to discuss its contents with Cyanotech's board of directors and when it became clear that Cyanotech's board was unwilling to engage in any discussions, Meridian filed a lawsuit in Federal court on May 24, 2016.

As detailed in its October 6, 2016, Schedule 13D filing, Meridian believes Davis has created an undisclosed "group" with the Rudolph Steiner Foundation in order that Davis and RSF might control the board of directors of Cyanotech and thereby control the company's business.  While the facts speak for themselves with respect to Davis' activities in creating a group with RSF, there has remained the question as to why Davis and RSF have taken their unusual actions.  This filing explores the question of motivations for both Davis and RSF.  Whenever possible, this filing provides direct quotations from available public materials in order to make clear that Meridian is providing information that is both accurate and fair.

Rudolph Steiner Foundation d/b/a RSF Social Finance

Rudolph Steiner Foundation (RSF) is a self-described socially-responsible investment organization that "seeks to revolutionize how people relate to money" by "transforming what it means to earn a return."   On its website RSF informs that it seeks to "redirect the flow of money in local markets, and heal an economy often damaged by exploitation and resource depletion."  RSF takes its name and purpose from the work of Rudolph Steiner, a German-Austrian philosopher and social reformer who died in 1925.  Steiner founded an esoteric spiritual movement called anthroposophy, which includes teaching in the areas of education, artistic expression, medicine, and agriculture.  Steiner's ideas included a concept of "spiritual science" involving clairvoyant experiences and the belief that individuals are reincarnated in a variety of different peoples and races over successive lives.

Most relevant to Cyanotech, are RSF's beliefs concerning the practice of agriculture. According to the Biodynamic Association (BDA), an organization created in 1938 that "awakens and enlivens co-creative relationships between humans and the earth," Rudolph Steiner was the founder of the biodynamic approach to agriculture.  According to BDA, "Steiner came to the conclusion that western civilization would gradually bring destruction to itself and the earth if it did not begin to develop an understanding of the spiritual world and its interrelationship with the physical world."
Steiner is credited as being the first to "bring the perspective of the farm as a single, self-sustaining organism that thrives through biodiversity." Steiner developed "a unique and comprehensive approach to soil, plant, animal and human health that recognizes the importance of the healthy interplay of cosmic and earthly influences. With this knowledge, he developed a set of homeopathic preparations…that help build up the farm's innate immune system and vital forces."

RSF's Investment Activities

From information on its website, it appears the focus of RSF's investment activities is providing capital to support "food initiatives."  RSF reports that many of the entities it funds are "biodynamic or sympathetic to BD, melding ethical and spiritual ideas with practical farming and sustainability goals."  RSF also explains on its website that "all of our philanthropic investment options are return agnostic" and "do not seek market-rate returns as a primary goal."

Consistent with its "mission aligned" investment approach, RSF announced in 2010 that "in response to the indirect, opaque, impersonal and volatile nature of the stock market, RSF divest[ed] from all public equities and redirect[ed] capital to investments more closely aligned with its values."  In 2011, in partnership with Leslie Christian of Portfolio 21 Investments, RSF published a white paper entitled, "A New Foundation for Portfolio Management" that RSF says "challenges traditional notions of portfolio theory and investment management."  Stating that its own investment approach is "grounded in the understanding that economic growth cannot be infinite on a planet with finite natural resources," RSF's white paper argues that "the possibility of long-term, continuous zero or negative economic growth precipitated by ecological limits warrants deeper consideration for long-term investment portfolios."  RSF's white paper concludes with the objective that RSF serve as an example for other investors who want to engage in "whole portfolio activation", where 100% of a portfolio is aligned with mission.  This mission includes "de-coupling from Wall Street as much as possible."

RSF's Investment in Cyanotech

RSF became a shareholder of Cyanotech in 2010, and has reported in its Schedule 13G filings that it currently owns 13.5% of the company's outstanding shares.  Because RSF's filings related to Cyanotech are the only SEC ownership filings RSF has ever made, it appears that Cyanotech is the only public company in which RSF has ever held an ownership stake greater than 5%.

In studying RSF's investment in Cyanotech, we note that (i) RSF became a shareholder in 2010, the same year it reported that it was divesting of all of its public company holdings and (ii) RSF executed, what for it was an extraordinary international privately-negotiated purchase of a 9.7% block of Cyanotech shares, taking RSF's holdings above 10% and requiring RSF to file the only 13G it has ever filed, in 2011, the same year it published its investment white paper describing its intention of "de-coupling from Wall Street as much as possible."

Given RSF's strong interest in agriculture, and in particular its desire to meld "ethical and spiritual ideas with practical farming and sustainability goals," Meridian believes that its participation, with Davis, in controlling Cyanotech, has become a part of RSF's goal to "transform society" by causing Cyanotech to operate consistent with RSF's spiritual science and growth-related philosophies.

The "Group" Controlling Cyanotech

In its previous filings, Meridian has focused on the "What" and "When" elements of the "group" that has been created by RSF and Michael Davis.  After researching RSF's public statements of principles and purpose, Meridian believes it can now begin to understand the "Who" and "Why" elements of the actions it has observed taken by Cyanotech's control "group".

As discussed in Meridian's May 19, 2016 Schedule 13D filing, it is well-known to those around Cyanotech that Michael Davis has a very close relationship with RSF.  According to the company's previous CEO, Davis took the executive to visit RSF's offices on his very first day on the job with Cyanotech.  Davis has now confirmed that every single share of Cyanotech stock held by RSF was acquired with the direct participation of Davis, either as a gift of shares from a Davis-controlled entity or as a gift of cash to be used to acquire Cyanotech shares.

Having now studied the philosophy and investment strategy of RSF, Meridian believes it has a more complete understanding of what Davis and RSF have been seeking to accomplish with their control "group" at Cyanotech.  This understanding helps to explain some of the unusual business practices and strategic decisions observed at Cyanotech.  Recall first, these elements of RSF's investment strategy:

•	"de-coupling from Wall Street as much as possible"
•	"do not seek market-rate returns as a primary goal"
•	"the possibility of long-term, continuous zero or negative economic growth precipitated by ecological limits"

Next, consider the following unusual business practices and strategic decisions observed at Cyanotech:

•	The company conducts no investor relations – there are no investor calls, no investor roadshows, there is not even a PowerPoint designed to introduce investors to the company.
•
The company provides minimal disclosure in its quarterly SEC filings and press releases, following a template that discloses numeric data with very little commentary, thus leaving outside investors without material information about the company's business drivers (e.g., why is it taking so long for Cyanotech to adapt its production methodologies in order to increase the amount of Astaxanthin available for sale?)

•
The board of directors actively discourages management and employees from engaging with investors. As an example, as part of its standard practice, Meridian sent a representative to Cyanotech's 2014 annual meeting of shareholders.  As part of this standard practice, Meridian contacted the company weeks in advance to inform the company of its planned visit and request an opportunity to meet with management and directors and, if possible, tour the company's facilities in Hawaii.  A company representative replied that Cyanotech no longer provided tours and that Meridian would be welcome at the shareholder meeting.  Yet, Cyanotech's board, knowing that an investor had traveled thousands of miles to meet with company representatives, immediately cleared the room following adjournment of the formal scripted shareholder meeting, thus providing only minutes for the "meet-and-greet" that is standard at every other small public shareholder meeting Meridian has ever attended.  It was only by the personal intervention of Cyanotech founder, Gerry Cysewski, that any purpose was salvaged from the trip, as he arranged for a short tour of Cyanotech's farm.

•
Cyanotech's last two CEOs were generally well-regarded by the company's outside shareholders.  Both were terminated without explanation shortly after leading the company through periods of rapid and positive business development.  Both CEOs saw their termination result in the loss of significant cash and equity incentives that had accrued during their tenure.

•
After more than a year of Cyantech disclosing difficulties in increasing Astaxanthin production, and subsequent research by Meridian into the potential of investing in closed-systems that would protect the algae from environmental influences, Meridian twice approached the company offering to provide capital if that would help the company implement the necessary production changes.  Meridian received no response from these offers.  Instead, Meridian soon after learned that Cyanotech had terminated the employment of the CEO that had communicated Meridian's offer to the board.

•
In addition to his role as chairman of the board of directors, Davis is chairman of the board's nominating and governance committee.  In this position, Davis has established a pattern of recruiting individuals to serve on Cyanotech's board that have no prior public company board experience.

•
The directors recruited by chairman Davis have responded in a surprisingly passive manner to revelations that their chairman and largest shareholder has, for years, failed to make proper SEC filings with respect to his holdings in Cyanotech.  After an independent investigation reported that certain facts relating to the relationship between the company's two largest shareholders (Davis and RSF) "could be consistent with the existence a 'group,'" the board's reaction was to defer to Davis, urging him to "consider whether or not a "group" exists."

•
The directors recruited by chairman Davis, after having been publicly challenged concerning numerous public company corporate governance deficiencies, including multiple apparent conflicts of interest, reported to the company's outside shareholders that the board was aware of and is untroubled by such conflicts.

•
At Davis' urging, Cyanotech recently replaced its Honolulu-based law firm (Goodsill Anderson), which describes itself as focused on the "business needs of clients in Hawaii and around the world" with "practice areas, including securities law, banking, real estate, tax" and attorneys knowledgeable in such specialized areas as mergers and acquisitions, environmental law, antitrust, aviation, admiralty, [and] international trade."  The firm that replaced Cyanotech's historic corporate counsel is a San Francisco-based law firm (Farella Braun) that describes itself as "trial lawyers first" with experience including "complex litigation involving class actions, antitrust, and unfair competition; business litigation involving securities, commodities and M&A disputes."  Cyanotech's new corporate counsel had previously represented Davis and his affiliated foundations and therefore was likely involved in Davis' gifts to RSF that resulted in RSF's large holdings in Cyanotech.  The firm's website states, "we represent more than 100 philanthropic organizations from community, private, family and corporate foundations to charitable trusts and public charities" and "we have proven experience for tax efficient transfers of individual wealth to personal, familial or corporate exempt organizations, including the best and proper method to accept, account for and plan to receive gifts of value including cash, securities, real estate, art and other precious commodities."

Conclusion

In its prior filings, Meridian has focused on the actions of Michael Davis to create a "group" with RSF and to cause Cyanotech to take actions that appear inconsistent with proper public company corporate government practices and the fiduciary obligations of Cyanotech's board of directors.  Meridian believes it is important to understand why Davis decided to collaborate with RSF.  In this regard, RSF's 2011 white paper promoting a new investment approach that is 100% mission-focused on long-term investments where "the possibility of long-term, continuous zero or negative economic growth" was acceptable, appears to be central.  That same year, Davis gave RSF $2.5 million to acquire the 9.7% block that would elevate RSF's ownership in Cyanotech to 13.5% and the combined ownership of the Davis/RSF "group" to 33%.  It was also in that same year, that Davis became chairman of the board of directors of Cyanotech.

Meridian believes the control "group" of Davis and RSF are responsible for the unusual business practices and strategic decisions observed at Cyanotech.  Meridian believes these practices and decisions are preventing Cyanotech from realizing its potential and were made to advance the interests and philosophical pursuits of Davis and RSF, not the best interests of Cyanotech's outside stockholders.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.
No change.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.
Item 7.  Material to Be Filed as Exhibits.
Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By:      /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By:      /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.
By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director